Exhibit 16.1

Crowe MacKay LLP
1100 - 1177 West Hastings
Street Vancouver, BC V6E 4T5
Main +1 (604) 687 4511
Fax +1 (604) 687 5805
www.crowemackay.ca

Securities and Exchange Commission Washington, DC 20549 U.S.A.

We are the former independent auditors for Foremost Lithium Resource & Technology Ltd. (the “Company”) and, under the date of August 2, 2022, we reported on the consolidated financial statements of the Company. We have read the Company’s disclosure regarding “Change in Registrant’s Certifying Accountant” as included in the Form F-1 and are in agreement with the disclosure in that section, insofar as it pertains to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada

July 25, 2023